UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-13-60

ANNUAL REPORT

FOR THE PERIOD

Beginning             January 1, 2004              and Ending                   December 31, 2004

TO THE

U.S. SECURITIES AND EXCHANGE COMMISSION

OF

Ameren Services Company

(Exact Name of Reporting Company)

A                                                                                                                                              Subsidiary                                                                                                                           Service Company
("Mutual" or "Subsidiary")

Date of Incorporation   November 4, 1997                  If not Incorporated, Date of Organization ___________________________________________________________________

State or Sovereign Power under which Incorporated or Organized                Missouri

Location of Principal Executive Offices of Reporting Company   1901 Chouteau Avenue, St. Louis, MO  63103

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Martin J. Lyons, Jr.                                    Vice President and Controller                                                                           1901 Chouteau Avenue, St. Louis, MO 63103
         (Name)                                                                 (Title)                                                                                                                                 (Address)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

Ameren Corporation

1 of 29 pages

2 of 29 pages (Blank)

INSTRUCTIONS FOR USE OF FORM U-13-60

1.    Time of Filing
Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.    Number of Copies.
Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3.     Period Covered by Report.
The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.     Report Format.
        Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same  size as a sheet of the form or folded to each size.

5.     Money Amounts Displayed.
All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (SS210.3-01(b)).

6.     Deficits Displayed.
Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, SS210.3-01(c))

7.     Major Amendments or Corrections.
Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.     Definitions.
Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.     Organization Chart.
The service company shall submit with each annual report a copy of its current organization chart.

10.   Methods of Allocation.
 The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the
 Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.   Annual Statement of Compensation for Use of Capital Billed.
The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

3 of 29 pages

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

Page
Description of Reports or Statements	Number

Organization Chart	29A-29B
Methods of Allocation	29C
Annual Statement of Compensation for Use of Capital Billed	29

4 of 29 pages

ANNUAL REPORT OF AMEREN SERVICES COMPANY

Schedule I - Comparative Balance Sheet

(In Thousands)

Give balance sheet of the Company as of December 31 of the current and prior year.

Account	Assets and Other Debits	As of December 31
		Current	Prior
	Service Company Property

101	Service company property (Schedule II)	$ 159,484	$ 156,053
102	Electric and gas plant purchased or sold	4	-
107	Construction work in progress (Schedule II)	10,134	782
	Total Property	169,622	156,835

108	Less accumulated provision for depreciation and amortization of service
	company property (Schedule III)	83,013	55,212
	Net Service Company Property	86,609	101,623

	Investments

128	Investments in associate companies (Schedule IV)	-	-
124	Other Investments (Schedule IV)	-	-
126	Other Special Funds	7,416	5,087
	Total Investments	7,416	5,087

	Current and Accrued Assets

128	Deposits for Payment of Interest, Dividends and Other	59	-
131	Cash	1,188	634
134	Special deposits	-	-
135	Working funds	280	282
136	Temporary cash investments (Schedule IV)	-	-
143	Accounts receivable	29,946	31,892
145	Notes receivable	542,618	548,498
146	Accounts receivable from associate companies (Schedule V)	68,214	52,450
152	Fuel stock expenses undistributed (Schedule VI)	-	-
154	Materials and supplies	-	-
163	Stores expense undistributed (Schedule VII)	(83)	(44)
165	Prepayments	1,155	387
174	Miscellaneous current and accrued assets (Schedule VIII)	-	-
	Total Current and Accrued Assets	643,377	634,099

	Deferred Debits

181	Unamortized debt expense	-	-
184	Clearing accounts	7	44
186	Miscellaneous deferred debits (Schedule IX)	18,078	19,303
188	Research, development, or demonstration expenditures (Schedule X)	-	-
190	Accumulated deferred income taxes	-	-
	Total Deferred Debits	18,085	19,347

	TOTAL ASSETS AND OTHER DEBITS	$755,487	$760,156

5 of 29 pages

ANNUAL REPORT OF AMEREN SERVICES COMPANY

Schedule I - Comparative Balance Sheet

(In Thousands)

	Account Liabilities and Proprietary Capital	As of December 31
		Current	Prior
	Proprietary Capital

201	Common stock issued (Schedule XI)	$ -	$ -
211	Miscellaneous paid-in-capital (Schedule XI)	16,232	16,232
215	Appropriated retained earnings (Schedule XI)	-	-
216	Unappropriated retained earnings (Schedule XI)	-	-
219	Accumulated other comprehensive income	(12,429)	(11,578)
	Total Proprietary Capital	3,803	4,654

	Long-Term Debt

223	Advances from associate companies (Schedule XII)	-	-
224	Other long-term debt (Schedule XII)	-	-
225	Unamortized premium on long-term debt	-	-
226	Unamortized discount on long-term debt-debit	-	-
	Total Long-Term Debt	-	-

	Current and Accrued Liabilities

228	Injuries and Damages	(420)	1,340
232	Accounts payable	25,676	28,931
233	Notes payable to associate companies (Schedule XIII)	617,731	602,798
234	Accounts payable to associate companies (Schedule XIII)	30,824	23,715
235	Customer Deposits	5,269	6,785
236	Taxes accrued	2,344	2,165
238	Dividends declared	-	-
241	Tax collections payable	13	16
242	Miscellaneous current and accrued liabilities (Schedule XIII)	10,742	9,652
	Total Current and Accrued Liabilities	692,179	675,402

	Deferred Credits

253	Other deferred credits	55,611	90,313
255	Accumulated deferred investment tax credits	-	-
	Total Deferred Credits	56,611	90,313

282	Accumulated Deferred Income Taxes	3,894	(10,213)

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	$755,487	$760,156

6 of 29 pages

ANNUAL REPORT OF AMEREN SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule II - Service Company Property

(In Thousands)

		Balance at		Retirements		Balance
		Beginning		or	Other	at Close
	Description	of Year	Additions	Sales	Changes (1)	of Year

Service Company Property

Account
303	Miscellaneous Intangible Plant	$ 119,164	$ 804	$ -	$ -	$ 119,968
391	Office Furniture and Equipment(2)	36,755	3,109	544	-	39,320
395	Laboratory Equipment	-	3	-	-	3
397	Communication Equipment	195	-	-	-	195
399	Other Tangible Property	(61)	60	1	-	(2)

	SUB-TOTAL	156,053	3,976	545	-	159,484
107	Construction Work in Progress (3)	782	13,461	-	(4,109)	10,134
	TOTAL	$ 156,835	$ 17,437	$ 545	$ (4,109)	$ 169,618

(1) Provide an explanation of those changes considered material: Construction work in progress transferred in service.

(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

						Balance at
Subaccount Description					Additions	Close of Year
Office Furniture and Equipment (391)
	Mainframe Computer				$ 657	$ 12,811
	Reproduction Equipment				7	745
	Personal Computer				2,316	24,775
	Computer Assisted Drafting				-	98
	Computer Hardware				129	891

				TOTAL	$ 3,109	$ 39,320

(3) Describe construction work in progress: Installations for MISO software, PowerPlan software, CSS (Customer Service System), mainframes and personal computers.

7 of 29 pages

ANNUAL REPORT OF AMEREN SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule III - Accumulated Provision for Depreciation and Amortization of Service Company Property

(In Thousands)

		Balance at	Additions		Other	Balance
		Beginning	Charged to		Changes Add	at Close
	Description	of Year	Account 403	Retirements	(Deduct) (1)	of Year

Account
303	Miscellaneous Intangible Plant	$57,516	$22,642	$ 27	$ -	$80,131
391	Office Furniture and Equipment	(2,311)	5,157	-	23	2,869
395	Laboratory Equipment	-	-	-	-	-
397	Communication Equipment	7	7	-	-	14
399	Other Tangible Property	-	-	1	-	(1)

	TOTAL	$55,212	$27,806	$28	$23	$83,013

(1) Provide an explanation of those changes considered material: N/A

8 of 29 pages

ANNUAL REPORT OF AMEREN SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule IV - Investments

(In Thousands)

Instructions:
Complete the following schedule concerning investments.

Under Account 124 "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments," list each investment separately.

		Balance at	Balance at
Description		Beginning of Year	Close of Year

Account 136 - Temporary Cash Investments - Money Pool		$0	$0

	TOTAL	$0	$0

ANNUAL REPORT OF AMEREN SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule V - Accounts Receivable from Associate Companies

(In Thousands)

Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

		Balance at	Balance at
Description		Beginning of Year	Close of Year

Account 146 - Accounts Receivable from Associate Companies

See page 9-A		$52,450	$68,214

	TOTAL	$52,450	$68,214

			Total
			Payments
Analysis of Convenience or Accommodation Payments:
See page 9-A			$0

		TOTAL PAYMENTS	$0

9 of 29 pages

ANNUAL REPORT OF AMEREN SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule V - Accounts Receivable from Associate Companies

(In Thousands)

		Balance at	Balance at
Description		Beginning of Year	Close of Year

Account 146 - Accounts Receivable from Associate Companies

Ameren Corporation		$0	$0
Ameren Energy Communications		607	613
CIPSCO Investment Company		63	97
AmerenEnergy Fuels & Services		-	828
Electric Energy Inc.		55	553
AmerenEnergy Inc.		4,000	643
Ameren ERC		320	337
Union Electric Company		18,396	24,964
Central Illinois Public Service Company		14,488	19,242
Ameren Development Company		23	29
AmerenEnergy Resources Company		333	421
AmerenEnergy Development Company		398	447
AmerenEnergy Marketing Company		2,449	-
Illinois Materials Supply Company		71	76
AmerenEnergy Generating Company		-	2,275
Union Electric Development Company		13	-
CILCORP, Inc.		118	214
Central Illinois Light Company		9,606	13,251
CILCORP Infraservices, Inc.		17	37
AmerenEnergy Resources Generating Company		917	1,785
AmerenEnergy Medina Valley Cogen, LLC		576	602
QST Enterprises, Inc.		-	6
CILCORP Investment Management, Inc.		-	52
Illinois Power Corporation		-	1,742

	TOTAL	$52,450	$68,214

		Bulk Power	Other
		Payments	Payments
Analysis of Convenience or Accommodation Payments:

Union Electric Company
Central Illinois Public Service Company
Electric Energy Inc.
AmerenEnergy Generating Company

		$0	$0

9 - A

ANNUAL REPORT OF AMEREN SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule VI - Fuel Stock Expenses Undistributed

(In Thousands)

Instructions:
Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company.  Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

Description	Labor	Expenses	Total

Account 152 - Fuel Stock Expenses Undistributed	$0	$0	$0

TOTAL	$0	$0	$0

Summary:

ANNUAL REPORT OF AMEREN SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule VII - Stores Expense Undistributed

(In Thousands)

Instructions:
Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

Description	Beg. Balance	Labor	Expenses	Total

Account 163 - Stores Expense Undistributed	($44)	$2,995	($3,034)	($83)

TOTAL	($44)	$2,995	($3,034)	($83)

10 of 29

ANNUAL REPORT OF AMEREN SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule VIII - Miscellaneous Current and Accrued Assets

(In Thousands)

Instructions:
Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.

		Balance at	Balance at
Description		Beginning of Year	Close of Year

Account 174 - Miscellaneous Current and Accrued Assets:
Unbilled expenses and other receivables		$0	$0

	TOTAL	$0	$0

ANNUAL REPORT OF AMEREN SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule IX - Miscellaneous Deferred Debits

(In Thousands)

Instructions:
Provide detail of items in this account.  Items less than $10,000 may be grouped by class showing the number of items in each class.

		Balance at	Balance at
Description		Beginning of Year	Close of Year

Account 186 - Miscellaneous Deferred Debits:
Billings to Outside Clients		$1,838	$241
Midwest ISO		44	52
Intangible pension asset		17,421	17,785

	TOTAL	$19,303	$18,078

ANNUAL REPORT OF AMEREN SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule X - Research, Development or Demonstration Expenditures

(In Thousands)

Instructions:
Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

Description		Amount

Account 188 - Research, Development, or Demonstration Expenditures		$0

	TOTAL	$0

11 of 29 pages

ANNUAL REPORT OF AMEREN SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule XI - Proprietary Capital

(In Thousands)

		Number of Shares	Par or Stated	Outstanding Close of Period
Account Number	Class of Stock	Authorized	Value Per Share	No. of Shares	Total Amount
201	Common Stock Issued	30,000	$0.01	1,000	$10

Instructions:
Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

Description		Amount

Account 211 - Miscellaneous Paid-in Capital		$ 16,232
Account 215 - Appropriated Retained Earnings		-
Account 219 - Accumulated Other Comprehensive Income		(12,429)

	TOTAL	$ 3,803

Instructions:
Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing associates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

	Balance at	Net Income	Dividends	Balance at
Description	Beginning of Year	-or (loss)	Paid	Close of Year

Account 216 - Unappropriated Retained Earnings	$0	$0	$0	$0

TOTAL	$0	$0	$0	$0

12 of 29 pages

ANNUAL REPORT OF AMEREN SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule XII - Long-Term Debt

(In Thousands)

Instructions:
Advances from associate companies should be reported separately for advances on notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

	Terms of Obligation				Balance at			Balance at
	Class & Series	Date of	Interest	Amount	Beginning			Close
Name of Creditor	of Obligation	Maturity	Rate	Authorized	of Year	Additions	Deductions(1)	of Year

Account 223 - Advances from
Associate
Companies:				NONE	$0	$0	$0	$0

Account 224 - Other Long-Term
Debt:					$0	$0	$0	$0

				TOTAL	$0	$0	$0	$0

(1) Give an explanation of Deductions:

13 of 29 pages

ANNUAL REPORT OF AMEREN SERVICES COMPANY
For the Year Ended December 31, 2004
Schedule XIII - Current and Accrued Liabilities
(In Thousands)
Instructions:
Provide balance of notes and accounts payable to each associate company.  Give description and amount of miscellaneous current and accrued liabilities.  Items less than $10,000 may be grouped, showing the number of items in each group.
		Balance at	Balance at
Description		Beginning of Year	Close of Year

Account 233 - Notes Payable to Associate Companies

Ameren Corporation		$584,498	$471,931
CIPSCO Investment Company		1,500	-
Union Electric Development Corporation		200	1,400
Union Electric Company		12,200	-
CILCORP Investment Management, Inc.		4,400	-
CILCORP Ventures, Inc.		-	4,800
Illinois Power Corporation		-	139,600

	TOTAL	$602,798	$617,731

Account 234 - Accounts Payable to Associate Companies

Electric Energy Inc		$8,351	$10,470
Union Electric Company		-	3
Union Electric Development Corporation		-	8
Ameren Corporation		7,040	3,662
Ameren Energy Generation Company		7,977	15,602
CILCORP Investment Management, Inc.		10	-
CILCORP Energy Services, Inc.		22	(74)
Ameren Fuels Services		315	-
CILCORP Ventures, Inc.		-	108
Illinois Power Corporation		-	1,045

	TOTAL	$23,715	$30,824
Account 242 - Miscellaneous Current and Accrued Liabilities

Unclaimed Checks		$20	$6
Accrued Dollar More Program		4	3
Accrued Compensation Awards		(1,053)	(1,053)
Accrued Law Expenses		124	100
Accrued Vacation Liability		7,908	8,922
Dental & Optical - Management		36	26
Major Medical - Contract Employees		100	127
Dental & Optical - Local 1455		29	44
Life of America Insurance		2	2
Major Medical - Executive		60	139
General American Group Life Insurance		(37)	34
Medical Cash Payments - Clearing		74	313
Long Term Disability Insurance		27	45
Supplemental Group Life		22	-
Medical Insurance		(18)	(18)
Personal Care HMO		6	6
Employee Medical Plan		24	185
Contributions - United Fund		14	13
Purchase of US Saving Bonds		5	4
Employee Retirement Plan Retro Contribution		9	10
Wage Garnishments		(23)	(18)
Major Medical IBNR		1,838	1,112
Group Health Plan		-	1
CIPS Local 148 Pension Contribution		3	3
Major Medical Premium Surplus		(79)	(79)
Employee Dependent Care Liability		32	26
Dental Allowances - 1439,649,309		(82)	(828)
Deferred Comp - Board of Directors		60	60
Unclaimed Checks - CCMI Legal Pay Acc.		105	(292)
Installments Received Common Stock		-	3
Self Insured Medical Liability		(1)	(1)
401(k) Contributions Payable to Trustee		443	1,847
	TOTAL	$9,652	$10,742

14 of 29 pages

ANNUAL REPORT OF AMEREN SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule XIV - Notes to Financial Statements

Instructions:
The space below is provided for important notes regarding the financial statements or any account thereof.  Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year.  Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See pages 15 - B thru 15 - C

15 - A

ANNUAL REPORT OF AMEREN SERVICES COMPANY
For Year Ended December 31, 2004
Schedule XIV - Notes to Financial Statements

NOTE 1 - Summary of Significant Accounting Policies

Organization and Nature of Operations

Ameren Services Company (the Company) is a wholly owned subsidiary of Ameren Corporation (Ameren), registered under the Public Utility Holding Company Act of 1935 (PUHCA). The Company was authorized to conduct business as a service company for Ameren and its various subsidiaries by order of the Securities and Exchange Commission (SEC) dated December 30, 1997. The Company is organized along functional lines to accomplish its purpose of providing management, administrative, and technical services. These services are priced so that the Company operates on a break-even basis.

The Company maintains its accounts in accordance with PUHCA, as administered by the SEC, and has adopted a system of accounts consistent with that prescribed by the Federal Energy Regulatory Commission. The accounting policies of the Company conform to accounting principles generally accepted in the United States (GAAP).

Property and Plant

The cost of additions to, and betterments of, units of property and plant is capitalized. Cost includes labor, material, applicable taxes and overheads. Maintenance expenditures and the renewal of items not considered units of property are charged to income as incurred. When units of depreciable property are retired, the original cost, less salvage value, are charged to accumulated depreciation. Asset removal costs incurred by our non rate-regulated operations, which do not constitute legal obligations, were expensed as incurred beginning in 2003. Asset removal costs accrued by our rate-regulated operations, which do not constitute legal obligations, are classified as a regulatory liability.

Depreciation

Depreciation is provided over the estimated lives of the various classes of depreciable property by applying composite rates on a straight-line basis.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and temporary investments purchased with an original maturity of three months or less.

Income Taxes

Ameren and its subsidiaries file a consolidated federal tax return. Deferred tax assets and liabilities are recognized for the tax consequences of transactions that have been treated differently for financial reporting and tax return purposes, measured using statutory tax rates. The Company’s expenses are billed to the other subsidiaries of Ameren and taxes are computed on those entities. The Company had no deferred tax assets or liabilities at December 31, 2004 and 2003.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. Such estimates and assumptions affect reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of financial instruments on the Company’s books are a reasonable estimate of their fair value.

Pg 15 - B

ANNUAL REPORT OF AMEREN SERVICES COMPANY
For Year Ended December 31, 2004
Schedule XIV - Notes to Financial Statements

NOTE 2 - Common Stock

The Company is authorized to issue 30,000 shares of common stock at a par value of one cent ($.01) per share. Ameren holds all of the Company’s common stock. At December 31, 2004 and 2003, there were 1,000 shares outstanding.

NOTE 3 - Financing Arrangements

Ameren has money pool agreements among its subsidiaries to coordinate and provide for certain short-term cash and working capital requirements. The money pools are administered by the Company (see Note 4).

Ameren also has bank credit agreements totaling $1,164 million , excluding the EEI facilities, expiring at various dates between 2005 and 2009 that support a portion of Ameren’s commercial paper programs. At December 31, 2004, $789 million of the bank credit agreements were unused and available.

NOTE 4 - Related Party Transactions

The Company has transactions in the normal course of business with other Ameren subsidiaries. These transactions are primarily comprised of services received or rendered. Intercompany receivables were approximately $68 million and $52 million, respectively, as of December 31, 2004 and 2003. Intercompany payables totaled approximately $31 million and $24 million, respectively, as of December 31, 2004 and 2003.

Ameren’s subsidiaries have the ability to invest excess funds or borrow funds as needed from Ameren’s money pools. Interest is calculated at varying rates of interest depending on the composition of internal and external funds in the money pools. Excess funds that are not borrowed by other subsidiaries are invested externally by the Company and recorded as an intercompany note payable on the Company’s balance sheet. Intercompany notes payable were approximately $618 million and $603 million, respectively, as of December 31, 2004 and 2003.

NOTE 5 - Retirement Benefits

The Ameren retirement plans cover substantially all employees of the Company. Benefits are based on the employees’ years of service and compensation. The Ameren plans are funded in compliance with income tax regulations and federal funding requirements. The Company, along with the other subsidiaries of Ameren, is a participant in the Ameren plans and is responsible for its proportional share of the costs. The Company’s share of the pension costs for 2004 and 2003 was approximately $18 million and $11 million, respectively.

In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees. The Ameren Postretirement Plans cover substantially all employees of the Company. The Ameren Postretirement Plans are funded in compliance with income tax regulations and federal funding requirements. The Company, along with other subsidiaries of Ameren, is a participant in the Ameren Postretirement Plans and is responsible for its proportional share of the costs. The Company’s share of the postretirement benefit costs for 2004 and 2003 was $15 million and $15 million, respectively.

NOTE 6 - Interchange Transactions

The Company acts as an agent for the coordination of interchange transactions with outside parties. Amounts related to these transactions are allocated to AmerenUE and AmerenEnergy Generating Company.

Pg 15 - C

ANNUAL REPORT OF AMEREN SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule XV - Statement of Income

(In Thousands)

Account	Description	Current Year	Prior Year

	Income

457	Services rendered to associate companies	$384,321	$339,281
458	Services rendered to nonassociate companies	-	-
456	Other Electric Revenues	141	18
	Total Income	384,462	339,299

	Expense

920	Salaries and wages	97,975	88,978
921	Office Supplies and Expenses	26,263	22,234
922	Administrative Expense Transferred - Credit	-	0
923	Outside Services Employed	79,448	62,804
924	Property Insurance	9	2
925	Injuries and Damages	2,277	4,029
926	Employee Pensions and Benefits	60,474	56,174
928	Regulatory Commission Expense	1,569	2,788
930.1	General Advertising Expenses	1,425	778
930.2	Miscellaneous General Expenses	5,830	5,427
931	Rents	20,483	20,144
935	General Plant Maintenance	3,351	2,243
901	Customer Accounts - Supervision	92	391
902	Customer Accounts - Meter Reading	1,635	1,195
903	Customer Accounts - Customer Records	9,964	8,494
905	Customer Accounts - Miscellaneous	14	68
908	Customer/Information Expense - Assistance	153	277
909	Customer/Information Expense - Informational	264	723
910	Customer/Information Expense - Miscellaneous	50	92
912	Demonstration & Selling Expenses	2,581	2,819
913	Advertising Expense	-	-
916	Miscellaneous Sales Expense	21	12
500	Operation Supervision & Engineering	-	4
506	Steam - Miscellaneous Expenses	1,950	1,729
510	Steam - Maintenance Supervision & Engineering	365	143
514	Steam - Maintenance - Miscellaneous	-	-
517	Nuclear - Operation Supervision & Engineering	3	7
524	Nuclear - Miscellaneous Operation Expenses	162	101
528	Nuclear - Maintenance Supervision & Engineering	-	4
535	Operation Supervision & Engineering	29	-
539	Hydro Operation - Miscellaneous Expenses	31	48
541	Hydro Maintenance - Supervision & Engineering	8	2
543	Hydro Maintenance - Reservoirs, Dams, Waterways	10	-
544	Hydro Maintenance - Supervision & Engineering	-	-
549	Other Power Operation - Miscellaneous	174	186
556	Other Power Supply Expenses - System Control & Dispatch	2,434	1,297
557	Other Power Supply Expenses - Other	3,408	3,238
560	Transmission Operation - Supervision & Engineering	773	825
561	Transmission Operation - Load Dispatch	5,677	5,457
566	Transmission Operation - Misc. Expenses	360	26
568	Transmission Maintenance - Supv. & Engineering	743	881
	Subtotal	330,005	293,620

16 of 29 pages

ANNUAL REPORT OF AMEREN SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule XV - Statement of Income (Continued)

(In Thousands)

Account	Description	Current Year	Prior Year

	Expense (continued):
570	Transmission Maintenance - Station Equipment	4	5
573	Transmission Maintenance - Misc. Plant	5	-
580	Distribution Operation - Supervision & Eng	2,643	1,657
582	Distribution Operation - Station Expenses	29	28
583	Distribution Operation - Overhead Line	166	149
584	Distribution Operation - Underground Lines	39	33
585	Distribution Operation - Street Lighting	255	224
586	Distribution Operation - Meter Expenses	1,031	1,052
587	Distribution Operation - Installation Expense	141	138
588	Distribution Operation - Misc.	5,290	5,611
590	Distribution Maintenance - Supv. & Engineering	4,125	3,722
592	Distribution Maintenance - Station Equipment	8	18
593	Distribution Maintenance - Overhead Lines	1,469	1,360
594	Distribution Maintenance - Underground Lines	1	3
596	Distribution Maintenance - Street Lighting	1	3
597	Distribution Maintenance - Meters	115	163
598	Distribution Maintenance - Misc	6	10
807	Purchase Gas Expense	-	-
814	Underground Storage Operation - Supv. & Engineering	125	48
830	Underground Storage Maintenance - Supv. & Engineering	124	48
850	Transmission Expense - Supv. & Engineering	130	79
851	Transmission Expense - System Cntrl/Load Dispatching	17	18
857	Transmission Expense - Regulating Stations	828	516
859	Transmission Expense - Other	540	301
861	Transmission Expense Maintenance - Supv. & Engineering	13	33
870	Distribution Operation - Supervision & Engineering	896	707
877	Distribution Operation - Regulating Station Exp	4	-
879	Distribution Operation - Customer Installations Expense	30	29
880	Distribution Operation - Other	2,014	1,326
885	Distribution Maintenance - Supv. & Engineering	480	6
893	Distribution Maintenance - Meters	579	165
403	Depreciation Expense	5,022	1,011
404	Amortization Expense	22,642	20,074
408	Taxes - Non Utility Income	385	391
409	Taxes - Utility Income - Current	(16,037)	5,626
410	Provisions for Deferred Income Taxes	31,922	15,093
411	Deferred Income Taxes	(17,282)	(20,221)
419	Interest & Dividend Income	(36,968)	(32,161)
421	Gains / Losses from Property Dispositions	26	33
426.1	Donations	17	2
426.3	Penalties	97	-
426.4	Expenditures for certain civic & political activities	1,801	2,105
426.5	Other Deductions	1,277	960
431	Other Interest Expense	40,447	35,314
	Total Expense	384,462	339,299

	Net Income or (Loss)	$0	$0

16 - A

ANNUAL REPORT OF AMEREN SERVICES COMPANY

For the Year Ended December 31, 2004

Analysis of Billing

Associate Companies - Account 457

(In Thousands)

		Direct	Indirect	Compensation	Total
		Costs	Costs	For Use	Amount
Name of Associate Company		Charged	Charged	of Capital	Billed
		457-1	457-2	457-3

AmerenEnergy Resources Company		$1,521	$230		$1,751
Ameren Corporation		27,396	3,407		30,803
Ameren Energy Communications		654	80		734
CIPSCO Investment Company		666	85		751
Union Electric Development Corporation		56	8		64
AmerenEnergy Inc.		1,638	230		1,868
AmerenERC		390	60		450
Union Electric Company		171,560	25,409		196,969
Central Illinois Public Service Company		51,160	7,956		59,116
AmerenEnergy Fuels and Services Company		1,667	251		1,918
AmerenEnergy Development Company		380	57		437
AmerenEnergy Marketing Company		5,234	817		6,051
Illinois Materials Supply Company		29	6		35
Ameren Development Corporation		35	5		40
AmerenEnergy Generating Company		17,043	2,469		19,512
CILCORP Inc.		1,951	313		2,264
CILCORP Investment Management Inc.		35	7		42
Central Illinois Light Company		48,233	7,368		55,601
CILCORP Energy Services Inc.		220	20		240
CILCORP Infraservices Inc.		104	12		116
QST Enterprises, Inc.		5	1		6
AmerenEnergy Resources Generating Company		4,630	647		5,277
Medina Valley Cogen (#1) LLC		243	32		275
CILCORP Ventures, Inc.		1	-		1

	TOTAL	$334,851	$49,470	$0	$384,321

17 of 29 pages

ANNUAL REPORT OF AMEREN SERVICES COMPANY

For the Year Ended December 31, 2004

Analysis of Billing

Nonassociate Companies - Account 458

(In Thousands)

Instruction:
Provide a brief description of the services rendered to each nonassociate company:

	Direct	Indirect	Compensation		Excess	Total
	Cost	Cost	For Use	Total	Or	Amount
Name of Nonassociate Company	Charged	Charged	of Capital	Cost	Deficiency	Billed
	458-1	458-2	457-3		458-4

None

TOTAL	$0	$0	$0	$0	$0	$0

18 of 29 pages

ANNUAL REPORT OF AMEREN SERVICES  COMPANY

For the Year Ended December 31, 2004

Schedule XVI - Analysis of Charges for Service Associate and Nonassociate Companies

(In Thousands)

Instruction:
Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

		Associate Company Charges			Nonassociate Company Charges			Total Charges for Service
		Direct	Indirect		Direct	Indirect		Direct	Indirect
Account	Description of Items	Cost	Cost	Total	Cost	Cost	Total	Cost	Cost	Total

920	Salaries and Wages	$82,941	$15,034	$97,975	-	-	-	$82,941	$15,034	$97,975
921	Office Supplies and Expenses	23,639	2,624	26,263	-	-	-	23,639	2,624	26,263
922	Administrative Expense Transferred - Credit	-	-	-	-	-	-	-	-	-
923	Outside Services Employed	75,692	3,756	79,448	-	-	-	75,692	3,756	79,448
924	Property Insurance	-	9	9	-	-	-	-	9	9
925	Injuries and Damages	2,261	16	2,277	-	-	-	2,261	16	2,277
926	Employee Pensions and Benefits	60,467	7	60,474	-	-	-	60,467	7	60,474
928	Regulatory Commission Expense	1,568	1	1,569	-	-	-	1,568	1	1,569
930.1	General Advertising Expenses	795	630	1,425	-	-	-	795	630	1,425
930.2	Miscellaneous General Expenses	5,616	214	5,830	-	-	-	5,616	214	5,830
931	Rents	2,286	18,197	20,483	-	-	-	2,286	18,197	20,483
935	General Plant Maintenance	3,079	272	3,351	-	-	-	3,079	272	3,351
901	Customer Accounts - Supervision	92	-	92	-	-	-	92	-	92
902	Customer Accounts - Meter Reading	1,635	-	1,635	-	-	-	1,635	-	1,635
903	Customer Accounts - Customer Records	9,636	328	9,964	-	-	-	9,636	328	9,964
905	Customer Accounts - Miscellaneous	3	11	14	-	-	-	3	11	14
908	Customer/Information Expense - Assistance	155	(2)	153	-	-	-	155	(2)	153
909	Customer/Information Expense - Informational	266	(2)	264	-	-	-	266	(2)	264
910	Customer/Information Expense - Miscellaneous	52	(2)	50	-	-	-	52	(2)	50
912	Demonstration & Selling Expenses	2,456	125	2,581	-	-	-	2,456	125	2,581
916	Miscellaneous Sales Expense	17	4	21	-	-	-	17	4	21
506	Steam - Miscellaneous Expenses	1,950	-	1,950	-	-	-	1,950	-	1,950
510	Steam - Maintenance Supervision & Eng	365	-	365	-	-	-	365	-	365
	Subtotal	274,971	41,222	316,193	-	-	-	274,971	41,222	316,193

19 of 29 pages

ANNUAL REPORT OF AMEREN SERVICES  COMPANY

For the Year Ended December 31, 2004

Schedule XVI - Analysis of Charges for Service Associate and Nonassociate Companies

(In Thousands)

Instruction:
Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

		Associate Company Charges			Nonassociate Company Charges			Total Charges for Service
		Direct	Indirect		Direct	Indirect		Direct	Indirect
Account	Description of Items	Cost	Cost	Total	Cost	Cost	Total	Cost	Cost	Total

517	Nuclear - Operation Supervision & Eng	3	-	3	-	-	-	3	-	3
524	Nuclear - Miscellaneous Operation Expenses	162	-	162	-	-	-	162	-	162
535	Operation Supervision & Engineering	29		29	-	-	-	29	-	29
539	Hydro Operation - Miscellaneous Expenses	31	-	31	-	-	-	31	-	31
541	Hydro Maintenance - Supervision & Eng	8	-	8	-	-	-	8	-	8
543	Hydro Maintenance - Reservoirs, Dams, Waterways	10	-	10				10	-	10
549	Other Power - Operation - Misc	174	-	174	-	-	-	174	-	174
556	Other Power Supply Expenses - System Control	2,434	-	2,434	-	-	-	2,434	-	2,434
557	Other Power Supply Expenses - Other	3,326	82	3,408	-	-	-	3,326	82	3,408
560	Transmission Operation - Supervision & Eng	773	-	773	-	-	-	773	-	773
561	Transmission Operation - Load Dispatch	5,675	2	5,677	-	-	-	5,675	2	5,677
566	Transmission Operation - Misc. Expenses	360	-	360	-	-	-	360	-	360
568	Transmission Maintenance - Supv. & Eng	743	-	743	-	-	-	743	-	743
570	Transmission Maintenance - Station Equipment	4	-	4				4	-	4
573	Transmission Maintenance - Misc. Plant	-	5	5	-	-	-	-	5	5
580	Distribution Operation - Supervision & Eng	2,577	66	2,643	-	-	-	2,577	66	2,643
582	Distribution Operation - Station Expenses	28	1	29	-	-	-	28	1	29
583	Distribution Operation - Overhead Line	164	2	166	-	-	-	164	2	166
584	Distribution Operation - Underground Lines	37	2	39	-	-	-	37	2	39
585	Distribution Operation - Street Lighting	255	-	255	-	-	-	255	-	255
586	Distribution Operation - Meter Expenses	1,005	26	1,031	-	-	-	1,005	26	1,031
587	Distribution Operation - Installation Expense	138	3	141	-	-	-	138	3	141
588	Distribution Operation - Misc	5,184	106	5,290	-	-	-	5,184	106	5,290
590	Distribution Maintenance - Supv. & Eng	4,088	37	4,125	-	-	-	4,088	37	4,125
592	Distribution Maintenance - Station Equipment	8	-	8	-	-	-	8	-	8
593	Distribution Maintenance - Overhead Lines	1,453	16	1,469	-	-	-	1,453	16	1,469
594	Distribution Maintenance - Underground Lines	1	-	1	-	-	-	1	-	1
596	Distribution Maintenance - Street Lighting	1	-	1	-	-	-	1	-	1
597	Distribution Maintenance - Meters	115	-	115	-	-	-	115	-	115
598	Distribution Maintenance - Misc	6	-	6	-	-	-	6	-	6
	Subtotal	28,792	348	29,140	-	-	-	28,792	348	29,140

19 - A

ANNUAL REPORT OF AMEREN SERVICES  COMPANY

For the Year Ended December 31, 2004

Schedule XVI - Analysis of Charges for Service Associate and Nonassociate Companies

(In Thousands)

Instruction:
Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

		Associate Company Charges			Nonassociate Company Charges			Total Charges for Service
		Direct	Indirect		Direct	Indirect		Direct	Indirect
Account	Description of Items	Cost	Cost	Total	Cost	Cost	Total	Cost	Cost	Total

814	Underground Storage Operation - Supv. & Eng	125	-	125	-	-	-	125	-	125
830	Underground Storage Expense Maintenance	124	-	124	-	-	-	124	-	124
850	Transmission Expense - Supv. & Eng	130	-	130	-	-	-	130	-	130
851	Transmission Exp. - System Cntrol/Load Disp.	17	-	17	-	-	-	17	-	17
857	Transmission Expense - Regulating Stations	828	-	828	-	-	-	828	-	828
859	Transmission Expense - Other	540	-	540	-	-	-	540	-	540
861	Transmission Expense Maintenance - Supv.	13	-	13	-	-	-	13	-	13
870	Distribution Operation - Supervision & Eng	896	-	896	-	-	-	896	-	896
877	Distribution Operation - Regulating Station Exp	4	-	4	-	-	-	4	-	4
879	Distribution Operation - Installation Expense	30	-	30	-	-	-	30	-	30
880	Distribution Operation - Other	2,014	-	2,014	-	-	-	2,014	-	2,014
885	Distribution Maintenance - Supv. & Eng	480	-	480	-	-	-	480	-	480
893	Distribution Maintenance - Meters	579	-	579	-	-	-	579	-	579
403	Depreciation Expense	1,487	3,535	5,022	-	-	-	1,487	3,535	5,022
404	Amortization Expense	22,642	-	22,642	-	-	-	22,642	-	22,642
408	Taxes - Non Utility Income	-	385	385	-	-	-	-	385	385
409	Taxes - Utility Income - Current	(16,037)	-	(16,037)	-	-	-	(16,037)	-	(16,037)
410	Provisions for Deferred Income Taxes	31,922	-	31,922	-	-	-	31,922	-	31,922
411	Deferred Income Taxes	(17,282)	-	(17,282)	-	-	-	(17,282)	-	(17,282)
419	Interest & Dividend Income	-	(36,968)	(36,968)	-	-	-	-	(36,968)	(36,968)
421	Gains/Losses from Property Dispositions	26	-	26	-	-	-	26	-	26
426.1	Donations	17	-	17	-	-	-	17	-	17
426.3	Penalties	97	-	97	-	-	-	97	-	97
426.4	Expenditures for certain civic and political activities	1,276	525	1,801	-	-	-	1,276	525	1,801
426.5	Other Deductions	1,132	145	1,277	-	-	-	1,132	145	1,277
431	Other Interest Expense	-	40,447	40,447	-	-	-	-	40,447	40,447

	TOTAL EXPENSES	334,823	49,639	384,462	-	-	-	334,823	49,639	384,462
	Compensation for use of Equity Capital
	TOTAL COST OF SERVICE	$334,823	$49,639	$384,462	$0	$0	$0	$334,823	$49,639	$384,462

19 - B

ANNUAL REPORT OF AMEREN SERVICES  COMPANY

For the Year Ended December 31, 2004

Schedule XVII - Schedule of Expense Distribution by Department or Service Function

(In Thousands)

Instruction:
Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

			DEPARTMENT OR SERVICE FUNCTION (cont. on page 20-A)
							Energy			Amounts
Account Number	Description of Items	Total Amount	Corporate Comm.	Controller's	Division Support	Distribution Services	Delivery Tech Serv	Environmental Safety & Health	Executive	Charged to Capital	Finance	Corporate Planning
920	Salaries and Wages	$97,975	$382	$5,673	$-	$378	$6,986	$1,221	$17,878	$ -	$2,025	$1,467
921	Office Supplies and Expenses	26,263	320	507	-	6	530	113	338	-	185	1,096
922	Administrative Expense Transferred - Credit	-	-	-	-	-	-	-	-	-	-	-
923	Outside Services Employed	79,448	-	778	-	-	53	717	74	60,110	1,989	4,375
924	Property Insurance	9	-	-	-	-	-	-	-	-	-	-
925	Injuries and Damages	2,277	-	-	-	-	-	1,645	-	-	-	-
926	Employee Pensions and Benefits	60,474	235	126	-	29	366	40	597	-	31	19
928	Regulatory Commission Expense	1,569	-	13	-	-	5	1	53	-	-	-
930.1	General Advertising Expenses	1,425	1,409	1	-	-	3	-	1	-	-	-
930.2	Miscellaneous General Expenses	5,830	497	98	-	11	85	9	474	-	27	4
931	Rents	20,483	118	939	-	216	2,720	291	1,058	-	226	140
935	General Plant Maintenance	3,351	2	18	-	4	369	23	20	-	4	3
901	Customer Accounts - Supervision	92	-	2	-	-	5	1	40	-	-	-
902	Customer Accounts - Meter Reading	1,635	3	22	-	5	935	7	50	-	31	3
903	Customer Accounts - Customer Records	9,964	18	140	-	40	437	44	885	-	34	21
905	Customer Accounts - Miscellaneous	14	-	-	-	-	-	-	-	-	2	-
908	Customer/Information Expense - Assistance	153	-	2	-	-	7	1	53	-	1	-
909	Customer/Information Expense - Informational	264	242	1	-	-	4	-	1	-	-	-
910	Customer/Information Expense - Miscellaneous	50	-	-	-	-	-	-	-	-	-	-
912	Demonstration & Selling Expenses	2,581	7	36	-	8	106	11	310	-	9	5
916	Miscellaneous Sales Expense	21	-	-	-	-	-	-	-	-	1	-
500	Operation Supervision & Engineering (Eng)	-	-	-	-	-	-	-	-	-	-	-
506	Steam - Miscellaneous Expenses	1,950	3	26	-	6	75	1,243	44	-	6	4
510	Steam - Maintenance Supervision & Eng	365	1	6	-	1	128	2	7	-	1	1
514	Steam - Maintenance - Miscellaneous	-	-	-	-	-	-	-	-	-	-	-
517	Nuclear - Operation Supervision & Eng	3	-	-	-	-	-	-	-	-	-	-
524	Nuclear - Miscellaneous Operation Expenses	162	-	3	-	1	7	35	7	-	63	-
528	Nuclear - Maintenance Supervision & Eng	-	-	-	-	-	-	-	-	-	-	-
535	Hydro - Operation Supervision & Eng	29	-	1	-	-	1	-	1	-	-	-
539	Hydro Operation - Miscellaneous Expenses	31	-	1	-	-	1	21	2	-	-	-
541	Hydro Maintenance - Supervision & Eng	8	-	-	-	-	-	-	-	-	-	-
543	Hydro Maintenance - Reservoirs, Dams, Waterways	10	-	-	-	-	1	-	-	-	-	-
544	Hydro Maintenance - Electric plant	0	-	-	-	-	-	-	-	-	-	-
549	Other Power - Operation - Misc.	174	-	2	-	1	7	107	5	-	1	-
556	Other Power Supply Expenses - System Control	2,434	5	41	-	9	238	13	256	-	10	6
557	Other Power Supply Expenses - Other	3,408	3	21	-	5	183	6	34	-	5	3
560	Transmission Operation - Supervision & Eng	773	1	12	-	13	518	4	33	-	3	2
561	Transmission Operation - Load Dispatch	5,677	11	86	-	20	1,904	27	303	-	21	(50)
565	Transmission of electricity by other	-	-	-	-	-	798	-	-	-	-	-
566	Transmission Operation - Misc. Expenses	360	-	-	-	-	351	-	-	-	-	-
568	Transmission Maintenance - Supv. & Eng	743	1	12	-	16	458	4	67	-	3	2
570	Transmission Maintenance-Station Equipment	4	-	-	-	-	-	-	4	-	-	-
573	Transmission Maintenance - Misc. Plant	5	-	-	-	-	5	-	-	-	-	-
580	Distribution Operation - Supervision & Eng	2,643	5	36	-	105	610	11	548	-	9	5

	Subtotal	$332,657	$3,263	$8,603	$0	$874	$17,896	$5,597	$23,143	$60,110	$4,687	$7,106

20 of 29 pages

Instruction:
Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

			DEPARTMENT OR SERVICE FUNCTION (cont. on page 20-B)
							Energy			Amounts
Account Number	Description of Items	Total Amount	Corporate Comm.	Controller's	Division Support	Distribution Services	Delivery Tech Serv	Environmental Safety & Health	Executive	Charged to Capital	Finance	Corporate Planning
582	Distribution Operation - Station Expenses	29	$-	$1	$-	$-	$20	$-	$2	$-	$-	$-
583	Distribution Operation - Overhead Line	166	-	3	-	1	120	1	3	-	1	1
584	Distribution Operation - Underground Lines	39	-	1	-	-	27	-	1	-	-	-
585	Distribution Operation - Street Lighting	255	-	-	-	-	255	-	-	-	-	-
586	Distribution Operation - Meter Expenses	1,031	2	17	-	8	750	5	19	-	4	2
587	Distribution Operation - Installation Expense	141	-	2	-	1	47	1	33	-	1	-
588	Distribution Operation - Misc.	5,290	6	34	-	98	2,712	10	330	-	8	5
590	Distribution Maintenance - Supv. & Eng	4,125	9	69	-	117	1,865	21	590	-	17	10
592	Distribution Maintenance - Station Equipment	8	-	-	-	-	3	-	3	-	-	-
593	Distribution Maintenance - Overhead Lines	1,469	3	23	-	5	974	7	118	-	6	4
594	Distribution Maintenance - Underground Lines	1	-	-	-	-	1	-	-	-	-	-
596	Distribution Maintenance - Street Lighting	1	-	-	-	-	1	-	-	-	-	-
597	Distribution Maintenance - Meters	115	-	1	-	-	104	-	1	-	-	-
598	Distribution Maintenance - Misc	6	-	-	-	-	5	-	-	-	-	-
807	Purchase Gas Expense	0	-	-	-	-	-	-	-	-	-	-
814	Underground Storage Operation - Supv. & Eng	125	-	2	-	-	6	1	11	-	1	-
830	Underground Storage Expense Maintenance	124	-	2	-	-	6	1	11	-	1	-
850	Transmission Expense - Supv. & Eng	130	-	2	-	1	6	1	21	-	1	-
851	Trans. Exp.-System Cntrl/Load Disp.	17	-	-	-	-	-	-	-	-	-	-
857	Transmission Expense - Regulating Stations	828	2	14	-	3	41	4	16	-	3	2
859	Transmission Expense - Other	540	1	7	-	2	21	2	8	-	2	1
861	Transmission Expense Maintenance - Supv.	13	-	-	-	2	1	-	5	-	-	-
870	Distribution Operation - Supervision & Eng	896	2	15	-	25	44	5	214	-	4	2
877	Distribution Operation - MSR-Reg	4	-	-	-	-	-	-	-	-	-	-
879	Distribution Operation - Installation Expense	30	-	1	-	-	1	-	13	-	-	-
880	Distribution Operation - Other	2,014	2	20	-	5	158	6	188	-	5	3
885	Distribution Maintenance - Supv. & Eng	480	1	5	-	1	339	2	23	-	1	1
893	Distribution Maintenance - Meters	579	1	10	-	2	28	3	11	-	2	1
403	Depreciation Expense	5,022	-	-	-	-	-	-	-	-	-	-
404	Amortization Expense	22,642	-	-	-	-	-	-	-	-	-	-
408	Taxes - Non Utility	385	2	12	-	3	36	4	14	-	3	2
409	Taxes - Utility	(16,037)	-	-	-	-	-	-	-	-	-	-
410	Provisions for Deferred Income Taxes	31,922	-	-	-	-	-	-	-	-	-	-
411	Deferred income tax/SO2 gain_loss	(17,282)	-	-	-	-	-	-	-	-	-	-
419	Interest Revenues	(36,968)	-	-	-	-	-	-	-	-	-	-
421	Gains/Losses from Property Dispositions	26	-	1	-	-	1	-	2	-	-	-
426.1	Donations	17	-	-	-	-	-	-	-	-	-	-
426.3	Penalties	97	-	-	-	-	-	-	-	-	-	-
426.4	Expenditures for Certain Civic and Political Activities	1,801	137	15	-	4	44	5	42	-	4	2
426.5	Other Deductions	1,277	9	10	-	4	27	3	247	-	2	1
431	Other Interest Expense	40,447	-	-	-	-	-	-	2,787	-	-	-
	TOTAL EXPENSES	$384,462	$3,440	$8,870	$0	$1,156	$25,539	$5,679	$27,856	$60,110	$4,753	$7,143

20 - A

ANNUAL REPORT OF AMEREN SERVICES  COMPANY

For the Year Ended December 31, 2004

Schedule XVII - Schedule of Expense Distribution by Department or Service Function

(In Thousands)

											Ameren	AER		Energy				Power
Account Number	General Counsel	Gas Support	Human Resources	Industrial Relations	Information Technologies	Overheads	Power Plant	Regional	Supply Service	Treasurer's	Energy Fuels	Shared Serv	Strategic Development	Delivery Controller	Ameren Energy	Government Policy	Regulatory Policy	Support Services	Illinois Operations	MISO Strategy
920	$3,316	$944	$10,334	$914	$26,836	$872	$ -	$ -	$4,267	$3,621	$ -	$4,579	$18	$1,782	$1	$957	$2,036	$1,377	$2	$109
921	456	20	2,595	88	14,783	37	89	2	269	3,130	3	687	11	146	13	123	190	174	-	352
922	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
923	1,707	1	3,918	65	3,312	1,753	-	-	11	411	-	14	-	157	-	1	-	2	-	-
924	-	-	-	-	-	-	-	-	-	9	-	-	-	-	-	-	-	-	-	-
925	415	-	-	-	-	-	-	-	-	217	-	-	-	-	-	-	-	-	-	-
926	49	58	57,733	16	503	-	-	-	175	131	-	86	-	103	-	36	26	109	-	6
928	1,458	2	5	-	7	-	-	-	2	2	-	1	-	1	-	1	16	2	-	-
930.1	-	-	3	-	3	-	-	-	1	1	-	1	-	1	-	-	-	1	-	-
930.2	1,588	61	210	4	117	30	-	-	37	902	-	20	-	24	-	1,600	6	25	-	1
931	367	689	2,989	119	3,734	-	-	-	1,155	971	-	640	-	766	-	270	194	2,838	-	43
935	7	8	97	2	1,147	820	-	-	755	19	-	12	-	15	-	5	4	16	-	1
901	1	1	5	-	6	-	-	-	2	2	-	1	16	9	-	-	-	1	-	-
902	9	211	141	3	88	-	-	-	27	23	-	15	-	32	-	6	4	19	-	1
903	55	64	447	18	558	-	-	-	172	3,833	-	95	24	2,614	-	308	29	121	-	7
905	-	-	-	-	1	-	-	-	-	-	-	-	-	11	-	-	-	-	-	-
908	1	1	8	-	10	-	-	-	3	3	-	2	-	16	-	42	1	2	-	-
909	1	1	4	-	5	-	-	-	2	1	-	1	-		-	-	-	1	-	-
910	-	-	-	-	46	-	-	-	-	-	-	-	-	(2)	-	6	-	-	-	-
912	14	17	115	5	146	-	-	-	44	37	-	25	-	307	-	1,208	138	31	-	2
916	-	-	-	-	2	-	-	-	-	-	-	-	-	2	-	16	-	-	-	-
500	-	-	-	-		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
506	10	12	144	3	130	-	-	-	143	27	-	17	-	21	-	7	5	23	-	1
510	2	3	19	1	24	-	-	-	8	6	-	4	5	-	-	2	1	143	-	-
514	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
517	-	-	-	-	-	-	-	-	3	-	-	-	-	-	-	-	-	-	-	-
524	1	1	11	-	10	-	3	-	3	3	-	8	-	2	-	1	1	2	-	-
528	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
535	-	-	1	-	2	-	-	-	1	1	-	-	-	-	-	-	-	21	-	-
539	1	-	1	-	2	-	-	-	1	1	-	-	-	-	-	-	-	-	-	-
541	-	-	1	-	1	-	-	-	-	-	-	-	-	-	-	-	-	6	-	-
543	-	-	1	-	1	-	-	-	-	-	-	-	-	-	-	-	-	7	-	-
544	-	-	-	-		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
549	1	1	8	-	29	-	-	-	3	2	-	2	-	2	-	1	-	2	-	-
556	16	19	131	5	163	-	-	-	50	42	-	28	-	33	-	12	9	1,346	-	2
557	8	9	68	3	708	-	272	-	25	21	-	341	-	17	1	6	4	1,663	-	2
560	5	6	39	1	48	-	-	-	15	13	-	8	-	35	-	3	2	11	-	1
561	33	39	512	11	344	-	-	-	106	89	-	64	-	144	-	25	22	1,938	-	28
565	-	-	-	-	-	(798)		-	-	-	-	-	-	-	-	-	-	-	-	-
566	-	-	-	-	1	-	-	-	-	-	-	-	-	3	-	-	-	5	-
568	5	6	40	2	49	-	-	-	15	13	-	8	-	24	-	4	3	11	-	-
570	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
573	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
580	14	18	119	4	142	-	-	-	44	37	-	24	218	644	-	10	7	31	-	2

subtotal	$9,540	$2,192	$79,699	$1,264	$52,958	$2,714	$364	$2	$7,339	$13,568	$3	$6,683	$292	$6,909	$15	$4,650	$2,698	$9,928	$2	$558

20 - B

ANNUAL REPORT OF AMEREN SERVICES  COMPANY

For the Year Ended December 31, 2004

Schedule XVII - Schedule of Expense Distribution by Department or Service Function

(In Thousands)

											Ameren	AER		Energy				Power
Account Number	General Counsel	Gas Support	Human Resources	Industrial Relations	Information Technologies	Overheads	Power Plant	Regional	Supply Service	Treasurer's	Energy Fuels	Shared Serv	Strategic Development	Delivery Controller	Ameren Energy	Government Policy	Regulatory Policy	Supply Services	Illinois Operations	MISO Strategy
582	$ -	$ -	$1	$ -	$2	$ -	$ -	$ -	$1	$1	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$1	$ -	$ -
583	1	1	9	-	11	-	-	-	3	3	-	2	-	2	-	1	1	2	-	-
584	-	-	2	-	3	-	-	-	1	1	-	1	-	1	-	-	-	1	-	-
585	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
586	7	8	54	2	67	-	-	-	21	17	-	11	-	14	-	5	3	14	-	1
587	1	1	7	-	9	1	-	-	3	2	-	2	-	2	-	26	-	2	-	-
588	13	16	105	4	209	-	-	5	49	35	-	24	1,227	336	-	12	7	43	-	2
590	27	51	220	9	275	-	-	-	85	71	-	47	110	435	-	20	14	60	-	3
592	-	-	1	-	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
593	9	11	74	3	106	-	-	-	31	24	-	16	-	22	-	7	5	20	-	1
594	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
596	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
597	-	-	2	-	3	-	-	-	1	1	-	-	-	1	-	-	-	1	-	-
598	-	-	-	-	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
807	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
814	1	77	7	-	8	-	-	-	3	2	-	1	-	2	-	1	-	2	-	-
830	1	77	7	-	8	-	-	-	3	2	-	1	-	2	-	-	-	2	-	-
850	1	70	7	-	9	-	-	-	3	2	-	1	-	2	-	1	-	2	-	-
851	-	17	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
857	5	562	45	2	56	-	-	-	17	15	-	10	-	11	-	4	3	12	-	1
859	3	403	23	1	29	-	-	-	9	7	-	5	-	6	-	2	2	6	-	-
861	-	-	1	-	1	-	-	-	-	-	-	-	-	3	-	-	-	-	-	-
870	6	363	48	2	60	-	-	-	18	16	10	4	37	-	-	4	3	13	-	1
877	-	4	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
879	-	-	2	-	2	-	-	-	1	1	-	-	-	-	-	9	-	-	-	-
880	8	1,120	64	2	232	-	-	4	25	21	-	15	42	51	-	6	4	32	-	1
885	2	2	17	1	21	-	-	-	7	6	-	4	34	5	-	2	1	5	-	-
893	4	396	31	1	39	-	-	-	12	10	-	7	-	8	-	3	2	8	-	-
403	-	-	-	-	-	5,022	-	-	-	-	-	-	-	-	-	-	-	-	-	-
404	-	-	-	-	-	22,642	-	-	-	-	-	-	-	-	-	-	-	-	-	-
408	5	6	40	2	49	144	-	-	15	13	-	8	-	10	-	4	2	11	-	-
409	-	-	-	-	-	(16,037)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
410	-	-	-	-	-	31,922	-	-	-	-	-	-	-	-	-	-	-	-	-	-
411	-	-	-	-	-	(17,282)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
419	-	-	-	-	-	(36,968)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
421	-	-	1	-	2	-	-	-	18	1	-	-	-	-	-	-	-	-	-	-
426.1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	17	-	-	-	-
426.3	-	-	-	-	-	97	-	-	-	-	-	-	-	-	-	-	-	-	-	-
426.4	43	7	178	2	59	-	-	-	19	15	-	10	-	12	-	1,186	3	13	-	1
426.5	4	4	39	1	40		-	-	11	10	-	6	-	8	-	841	2	8	-	-
431	-		-		-	37,660	-	-	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL	$9,681	$5,388	$80,684	$1,296	$54,260	$29,915	$364	$11	$7,695	$13,844	$13	$6,858	$1,742	$7,842	$15	$6,801	$2,750	$10,186	$2	$569

20 - C

ANNUAL REPORT OF AMEREN SERVICES  COMPANY

For the Year Ended December 31, 2004

Departmental Analysis of Salaries - Account 920

(In Thousands)

		Departmental Salary Expense
Name of Department		Included in Amounts Billed to			Number of
Indicate each department	Total	Parent	Other	Non	Personnel
or service function	Amount	Company	Associates	Associates	End of Year

Corporate Communications	$382		$382		11
Corporate Planning	1,467		1,467		13
Controller's	5,673		5,673		87
Energy Delivery Controller	1,782		1,782		71
Distribution Services	378		378		20
Energy Delivery Tech Serv.	6,986		6,986		252
Environmental, Safety and Health	1,221		1,221		27
Executive	17,878		17,878		98
Finance	2,025		2,025		21
Gas Support	944		944		40
General Counsel	3,316		3,316		34
Human Resources	10,334		10,334		277
Industrial Relations	914		914		11
Information Technology	26,836		26,836		346
Supply Service	4,267		4,267		107
Treasurer's	3,621		3,621		90
AER Shared Services	4,579		4,579		59
Government Policy & Consumer Affairs	957		957		25
Regulatory Policy & Planning	2,036		2,036		18
Power Support Services	1,377		1,377		75
MISO Strategy	109		109		4
Other	893		893

	$97,975	$0	$97,975	$0	1,686

21 of 29 pages

ANNUAL REPORT OF AMEREN SERVICES  COMPANY
For the Year Ended December 31, 2004
Outside Services Employed - Account 923
(In Thousands)
Instructions:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
			Relationship
			"A" - Associate
			"NA" - Non
From Whom Purchased	Address		Associate	Amount
OUTSIDE SERVICE
Accenture			NA	$206
Accountemps			NA	74
Availability Inc.			NA	38
B&A Search Group			NA	40
Broniec Associates			NA	71
Central Illinois Staffing			NA	93
CSS Consulting			NA	144
Concentric Energy			NA	177
Corporate Claims Management			NA	1,310
D H Tax Solutions			NA	165
Dynegy Admin Service			NA	175
Edison Electric Institute			NA	282
Ernst & Young LLP			NA	1,529
Financial Engines			NA	110
Fitch Inc.			NA	30
Hewitt Associates			NA	2,008
Human Resource Management			NA	128
Iron Mountain			NA	88
Itron Inc.			NA	45
Jackson Kelly PLLC			NA	71
John D Schroeder			NA	60
Kforce Inc.			NA	147
Lodestar Corp			NA	56
Manpower Inc			NA	99
McKinsey & Company			NA	4,052
Mellon Bank			NA	198
Mercer Human Resources			NA	990
Merrill Communications			NA	26
Merrill Lynch Pierce			NA	73
Moody's Investor Services			NA	36
Natural Resource Tec			NA	43
Nextgen Information			NA	59
Officeteam			NA	34
Peggy A Muckensturm			NA	41
Powertree Carbon Company			NA	42
PricewaterhouseCoopers LLP			NA	24
Project Professional			NA	138
Robert L Chapman			NA	29
Solution Consultants			NA	27
Spherion Corporation			NA	50
Standard & Poors			NA	61
Structure Consulting			NA	81
T R C Staffing Services			NA	33
The Annapolis Center			NA	50
Thelan Reid & Priest			NA	97
Towers Perrin			NA	247
Other (158)			NA	458
		Total		14,035

OUTSIDE SERVICE - Legal
McGuireWoods LLP			NA	81
Thelan Reid & Priest			NA	60
Williams Venker			NA	32
Other (11)			NA	1,617
		Total		1,790

OUTSIDE SERVICE - (affiliate provided)
Other (1)			NA	60,110
		Total		60,110

22 of 29 pages

ANNUAL REPORT OF AMEREN SERVICES  COMPANY

For the Year Ended December 31, 2004

Outside Services Employed - Account 923 (continued)

(In Thousands)

		Relationship
		"A" - Associate
		"NA" - Non
From Whom Purchased		Associate	Amount
OUTSIDE SERVICE - Software
Armstrong Teasdale		NA	$37
Central IL Staffing		NA	30
Compunet Engineering		NA	27
Connectria Corporation		NA	95
Docucorp International		NA	186
Emery Datagraphic Inc		NA	32
Fortegra Inc.		NA	824
Gartner Group Inc.		NA	75
Guaranteed Computer		NA	34
Inovis Inc		NA	29
International Business		NA	29
Kendall Placement Group		NA	43
Levi Ray & Shoup Inc		NA	32
Lindenbergy Technology		NA	140
Manpower		NA	464
Maryville Data Systems		NA	59
Maverick Technologies		NA	259
Mobile Learning Center		NA	86
MODIS		NA	27
PC Helps Support Inc		NA	94
Recall Total Information		NA	34
Solution Consultants		NA	247
Spherion Corporation		NA	100
Sungrad Availability		NA	49
Technology Partners		NA	105
Troutman Sanders		NA	58
U S Bank		NA	75
Utilities International		NA	75
Other (40)		NA	168
	Total		$3,513

	TOTAL		$79,448

22 - A

ANNUAL REPORT OF AMEREN SERVICES  COMPANY

For the Year Ended December 31, 2004

Employee Pensions and Benefits - Account 926

(In Thousands)

Instructions:
Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

Description		Amount

Employee Meetings/Functions/Awards		348
Savings Investment Plan		14,292
Post Retirement Benefits Other than Pension		14,415
Group Life Insurance		2,162
Employee Retirement and Insurance Expenses		1,330
Medical Insurance		55,582
Accidental Death & Dismemberment Insurance		9
Dental Insurance		4,625
Pension Plans		18,330
Transfer to Construction from Acct. 926		(50,619)

	TOTAL	$60,474

ANNUAL REPORT OF AMEREN SERVICES  COMPANY

For the Year Ended December 31, 2004

General Advertising Expenses - Account 930.1

(In Thousands)

Instructions:
Provide a listing of the amount included in Account 930.1, "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

Description	Name of Payee Amount	Amount

Advertising in Newspapers, periodicals,
billboards, radio, etc.
	A C Central C U S D	$4
	Advertisers Printing	83
	American Legion Post	5
	Animal Protective	5
	Assumption Athletic	4
	Atwood Hammond	5
	Benton Community	4
	Bryan Young Catering	18
	City of Arbyrd	5
	City of Eldon Parks	5
	City of Henry	5
	City of Marston	5
	City of Maysville	3
	City of Pana	4
	Communipak Incorporated	4
	Community Workshop	5
	Cougar Sports Boosters	4
	County Senior Citizens	4
	Crab Orchard C U S D	4
	Crawford County	4
	Decatur Futures	10
	Edward Street Square	5
	Effingham Catholic Church	4
	Feed My People	4
	First Baptist Church	3
	Frye Williamson	12
	Gardner Museum	3
	Greater Peoria Family	5
	Hallsville Community	3
	Herrin Civic Center	5
	Jacobyco	10
	Knights of Columbus	3
	Madison County Arts	5
	Marion Park District	4
	Missouri Valley Conference	9
	Moore Syndication	64
	Parkview United Church	5
	Pawnee Sports Boosters	3
	Paxton Buckley Loda	5
	Popcorn Festival	5
	Radio City Entertainment	92
	Research International	84
	Rodgers Townsend LC	666
	Rotary Club	4
	Senior Services Plus	4
	South Pekin Grade School	5
	St. Dominic High School	4
	St. Louis Championship	19
	St. Louis Electrical	15
	Sun Rental Inc	7
	Sunset Hills Parks	4
	TMP Worldwide	31
	The Gate District	5
	The Spark Agency	32
	Unity Athletic Boosters	4
	Vienna High School	4
	Village of Manito	5
	Village of Newark	3
	Village of Plainville	4
	Village of St. Peter	4
	William Clay Sr	4
	YMCA	4
	Other	74

	Total	$1,425

23 of 29 pages

ANNUAL REPORT OF AMEREN SERVICES  COMPANY

For the Year Ended December 31, 2004

Miscellaneous General Expenses - Account 930.2

(In Thousands)

Instructions:
Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1975 (2 U.S.C. SS441(b)(2)) shall be separately classified.

Description	Amount

Labor	$1,117
Investor Relations	273
Public Relations	838
Stockholder Related Expenses	624
Board of Director Expenses	1,187
Corporate Membership	1,431
Other Miscellaneous Expenses	360

TOTAL	$5,830

ANNUAL REPORT OF AMEREN SERVICES  COMPANY

For the Year Ended December 31, 2004

Rents - Account 931

(In Thousands)

Instructions.
Provide a listing of the amount included in Account 931, "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform
System of Accounts.

Type of Property	Amount

General office	$20,483

TOTAL	$20,483

24 of 29 pages

ANNUAL REPORT OF AMEREN SERVICES  COMPANY

For the Year Ended December 31, 2004

Taxes Other Than Income Taxes - Account 408

(In Thousands)

Instructions:
Provide an analysis of Account 408, "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes.
Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

Kind of Tax		Amount

Taxes Other Than U.S. Government Taxes

Corporate Franchise/Miscellaneous Taxes		$214
Ad Valorem Taxes		171

Subtotal - Taxes Other Than U.S. Government Taxes		385

U.S. Government Taxes

Payroll Taxes		-

Subtotal - U.S. Government Taxes		-

	TOTAL	$385

ANNUAL REPORT OF AMEREN SERVICES  COMPANY

For the Year Ended December 31, 2004

Donations - Account 426.1

(In Thousands)

Instructions:
Provide a listing of the amount included in Account 426.1, "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be in lieu of details.

	Name of Recipient	Purpose of Donation	Amount

	Donations (10)	Various	$17

		TOTAL	$17

25 of 29 pages

ANNUAL REPORT OF AMEREN SERVICES  COMPANY

For the Year Ended December 31, 2004

Other Deductions - Account 426.5

(In Thousands)

Instructions:
Provide a listing of the amount included in Account 426.5, "Other Deductions," classifying such expenses according to their nature.

Description		Amount

Other deductions		$1,277

	TOTAL	$1,277

26 of 29 pages

ANNUAL REPORT OF AMEREN SERVICES COMPANY

For the Year Ended December 31, 2004

Schedule XVIII - Notes to Statement of Income

Instructions:
The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on pages 15 - B thru 15 - C
27

27 of 29 pages

ANNUAL REPORT OF AMEREN SERVICES COMPANY

Organization Chart

See pages 29 - A through 29 - B

Methods of Allocation

See page 29 - C

Annual Statement of Compensation for Use of Capital Billed

- None -

28 of 29 pages

ANNUAL REPORT OF AMEREN SERVICES COMPANY

Signature Clause

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

Ameren Services Company
(Name of Reporting Company)
By:	/s/
(Signature of Signing Officer)
Martin J. Lyons, Jr., Vice President and Controller
                                                              (Printed Name and Title of Signing Officer)

Date:                 April 28, 2005

29 of 29 pages

ANNUAL REPORT OF AMEREN SERVICES COMPANY
For the Year Ended December 31, 2004
Organization Chart

Chairman and CEO-Gary Rainwater

Executive Vice President and CFO, Warner Baxter
Vice President-Controller
Accounting
Financial Communications
Budget and Corporate Model
Systems & Special Projects
Regulatory Accounting
Financial Forecasting

Vice President - Treasurer and Risk Management
Corporate Finance
Trust Investments
Treasury Technology Services
Risk Management

Vice President - Tax Counsel
State and Local Tax
Income Tax
Tax Audit

Internal Audit - Manager

Vice President - Corporate Planning
Structuring-Analytics
Acquisitions and Corporate Model
Strategic Planning
Corporate Analysis

Vice President - Strategic Initiatives
Power Supply Acquisition
Supply Chain Initiative
Customer Care Initiative
Business Analysis

Senior Vice President Administration, Daniel Cole
Vice President - Information Technology
Development
IT Security-Planning
Operations

Vice President - Environmental Safety & Health
Environmental Services
Safety & Health
Environmental Science

Vice President - Supply Services
Building Services
Real Estate
Strategic Sourcing
Minority Business Development
Supply Chain

Senior Vice President and Chief Human Resource Officer, Donna Martin
Industrial Relations
HR Operations
Corporate Communications
Diversity
Organization Effectiveness
Communication and Training Services
Total Rewards

29-A

ANNUAL REPORT OF AMEREN SERVICES COMPANY
For the Year Ended December 31, 2004
Organization Chart (Continued)

Senior Vice President and Chief Nuclear Officer, Charles Naslund
Business Operations
Plant Outage
Performance Excellence
Engineering Services
Quality Assurance
Maintenance
Plant Engineering
Regulatory Affairs
Callaway Operations

Senior Vice President - General Counsel & Secretary, Steven Sullivan
Associate General Counsel-Assistant Secretary
Associate General Counsel
Regulatory Planning
Regulatory Policy
Legislative Affairs
Economic Development
Government Relations
Security

Executive Vice President and Chief Operating Officer, Tom Voss
President-Illinois Energy Delivery

Senior Vice President-Generation, R. Alan Kelly
Vice President-Power Operations
Vice President-Generation Technology Services
Vice President-AmerenEnergy Generating

Senior Vice President-Missouri Energy Delivery, Richard Mark
Vice President - Energy Delivery-Distribution Services
Community Relations
Customer Relations

President-Ameren Energy Fuels and Services, Michael Mueller
Vice President-Gas Suppy and System Control
Business Development-Fuel
Vice President-Coal Supply

President-Ameren Energy Marketing, Andrew Serri
Power Supply Operations
Ameren Energy
MISO Strategy

          Senior Vice President Energy Delivery Services, David Whiteley
Vice President-Transmission
Vice President-Division Operations and Gas Support
Vice President-Energy Delivery Technical Services
Energy Delivery Controller

29-B

ANNUAL REPORT OF AMEREN SERVICES COMPANY

Methods of Allocation

Composite - Energy Sales, Customers and Employees
Based on equal weighting of energy sales, average customers and number of employees.

Customers
Based on a year-end count of electric and gas customers.

Sales
Based on the year-end energy sales.

Employees
Based on the number of full time employees monthly.

Labor
Based on yearly Operation & Maintenance labor costs.

Total Capitalization
Based on total operating company capitalization value at year-end.

Total Assets
Based on total operating company assets at year-end.

Construction Expenditures
Based on yearly construction expenditures by each operating company.

Peak Load
Based on peak load at each operating center. Each operating power plant peak generation provides electric ratio. Gas ratio is derived from system peak at a transportation intake point for Ameren's system.

Generating Capacity
Based on nameplate generating capacity at each power plant.

Gas Throughput
Based on total gas usage including transportation customers at each Ameren operating gas system.

Current Tax Expense
Based on yearly tax expenses for each operating company.

Vehicle Ratio
Based on number of vehicles assigned to each operating company.

Accounting Transaction
Based on number of corporation transactions in a particular accounting system.

Information Technology (IT)
Based on number of IT related activities.

29-C